RE-OFFER PROSPECTUS                                       Supplement No. 3 to
                                                          Registration Statement
                                                          No. 333-09825 pursuant
                                                          to Rule 424(b)(5)


                          AMERICAN BINGO & GAMING CORP.
                         515 Congress Avenue, Suite 1200
                               Austin, Texas 78701

                                  Common Stock

     This Prospectus relates to offers and sales by certain officers and directors of American Bingo & Gaming Corp., a Delaware corporation (the "Company"), named herein or to be named supplementally, who may be deemed to be "affiliates" of the Company as defined in Rule 405 under the Securities Act of 1933, as amended, (the "Securities Act") and an employee of the Company (the certain officers, directors and employee together, the "Selling Stockholders"), of shares of the Company's Common Stock, $.001 par value (the "Common Stock"), that may be acquired by such persons upon exercise of stock options granted to them or purchased by them pursuant to the Company's Amended Stock Option Plan
(1994)(the "1994 Plan"), the 1995 Employee Stock Purchase Plan (the "Purchase Plan"), the 1995 Employee Stock Option Plan (the "1995 Plan") and the 1996 Employee Stock Option Plan (the "1996 Plan")(the 1994 Plan, the Purchase Plan, the 1995 Plan and the 1996 Plan together, the "Plans"). The shares that may be so acquired by such persons pursuant to the Plans are herein referred to as the "Option and Restricted Shares".

     The Option and Restricted Shares may be offered hereby from time to time by any and all of the Selling Stockholders, named herein or to be named supplementally, for their own benefit. The Company will receive no portion of the proceeds of sales made hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by such Selling Stockholders.

     All or a portion of the shares of Common Stock offered hereby may be offered for sale, from time to time, on the NASDAQ SmallCap Market System ("Nasdaq") and the Boston Stock Exchange ("BSE"), or otherwise, at prices and terms then obtainable. All brokers' commissions, concessions or discounts will be paid by the Selling Stockholders.

     The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act.

     The Common Stock and Warrants of the Company are listed on Nasdaq under the symbols BNGO and BNGOW, respectively, as well as on BSE under the symbols ABA and ABAW, respectively. On June 6, 1997, the last reported sale price of the Company's Common Stock and Warrants on Nasdaq was $3.50 and $.50, respectively.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 11, 1997.

                                TABLE OF CONTENTS
                                                                         Page

Available Information.................................................     3

The Company...........................................................     4

Risk Factors..........................................................     5

Selling Stockholders..................................................     8

Transfer Agent and Registrar..........................................    10

Plan of Distribution..................................................    10

Incorporation of Certain Documents by Reference.......................    10

Legal Matters.........................................................    11

Experts...............................................................    11

Indemnification of Directors and Officers.............................    11

     No  person  is  authorized  to  give  any   information   or  to  make  any
representation, other than those contained in this Prospectus, in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

     This Prospectus does not contain all of the information set forth in the Registration Statements of which this Prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above. Additional updating information with respect to the Company may be provided in the future by means of appendices or supplements to the Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to American Bingo & Gaming Corp., 515 Congress Avenue, Suite 1200, Austin, Texas 78701 (512) 472-2041.

                                   THE COMPANY

     American Bingo & Gaming Corp. (the "Company") was incorporated under the laws of the State of Delaware in 1994. The Company was formed to consummate the acquisition of four entities engaged in the operation of charity bingo entertainment centers (the "Centers"). The Company subsequently completed its initial public offering in December 1994, from which approximately $5.2 million was raised through the sale of 1,000,000 shares of Common Stock and 1,725,000 Warrants.

     The Company, through its subsidiaries, provides maintenance and management support for charities which utilize bingo events as a means of fund raising. The Company presently operates fifteen Centers in Texas, Alabama and South Carolina. In addition, revenues are derived from the sale of bingo supplies and the operation and/or lease of vending and concession outlets at the Centers. The Company also derives gaming revenues from its South Carolina gaming facilities where video gaming is legal. The Company is required to operate the Centers in compliance with applicable state and local laws and regulations. Presently, approximately 45 states and the District of Columbia allow charities to operate regulated bingo halls as a method of fund raising.

     The Company has designed an aggressive expansion plan centered around the acquisition of existing Centers as well as the opening of new Centers. The Company's goal is to establish itself as a major force in the estimated multi-billion dollar per year charity bingo market. No assurances may be given that the Company's goals will be achieved.

     The Company is knowledgeable with respect to states whose legislation permits charity bingo and gaming events. The Company identifies and analyzes desirable bingo markets that offer favorable population and income demographics. Where viable, the Company currently plans to establish Centers in each of these markets. This can be accomplished either by building a new bingo center or by acquiring an existing center.

     The  Company's  principal  executive  offices are  located at 515  Congress
Avenue, Suite 1200, Austin, Texas, 78701 and the telephone number of the principal executive offices is (512) 472-2041.

                                  RISK FACTORS

     The following factors should be considered carefully in evaluating the Company's business and before making any investment in the Company.

     1. Relatively New Venture, Need for Further Acquisitions.

     The Company's future success depends upon its ability to continue to expand its existing operations through the acquisition of Centers, and the establishment of new Centers. There can be no assurance that the Company will be successful in making such acquisitions or establishing new Centers. The Company is subject to all the risks inherent in attempting to expand a relatively new business venture. These risks include the potential inability of the Company to efficiently operate additional Centers, the existence of undisclosed actual or contingent liabilities, the inability to fund the working capital requirements of additional Centers and the inability to locate and/or establish Centers which have a positive effect on the Company's operations. Recently, the Company encountered a hostile regulatory environment in Florida and found it necessary to dispose of its four centers there. There can be no assurance that the Company will continue to achieve a level of profitability that will provide a return on invested capital or will result in an increase in the market value of the Company's securities.

     2. Need for Additional Financing.

     The Company's business plan includes an aggressive program to identify acquisition candidates that meet certain demographic and other criteria, and to seek to acquire them. Growth to date has been funded initially with cash advanced by shareholders and from operations, and since December 1994 with the proceeds of the Company's initial public offering. The Company believes it will have resources to enable it to make significant acquisitions. However, there can be no assurance that the remaining cash, coupled with the Company's available credit lines and Common Stock, which has been used as currency to facilitate certain acquisitions, will enable the Company to finance all of its acquisition plans. Moreover, additional funds may be needed to fund the working capital requirements of newly acquired Centers. No assurance can be given that additional needed financing will be available to the Company, or if available, on terms acceptable to the Company. If further financing is needed, but not available, the Company will be required to scale down its acquisition plans.

     3. Competition.

     The Company competes with other Centers located in the general area where the Company's subsidiaries presently operate. Competition is based on such factors as location, comfort, cleanliness, personal relationships and other amenities. The Company continues to seek to maximize the competitive advantages of its facilities. The Company does expect to encounter increased competition as it seeks to acquire additional Centers. Other forms of gaming, principally non-charity operations also represent additional competitive threats to the Company. There can be no assurance that additional competing Centers will not be opened by parties not affiliated with the Company or that existing Centers will not be refurbished to the extent that they are more amenable to the charity bingo players who presently frequent the Company's Centers.

     4. Dependence Upon Key Personnel.

     The Company is substantially dependent upon the continued services of Gregory Wilson, its Chief Executive Officer, who is the Company's most experienced person in the operation of charity bingo centers. In September 1996, Mr. Wilson entered into a three-year employment agreement with the Company. The loss of the services of Mr. Wilson through incapacity or otherwise would have a material adverse effect upon the Company's business and prospects. To the extent that his services become unavailable, the Company will be required to retain other qualified personnel, and there can be no assurance that it will be able to recruit and hire qualified persons upon acceptable terms. The Company maintains key person life and disability insurance in the amount of $1,000,000 on the life of Mr. Wilson, with the Company as beneficiary. However, in the event of loss, there can be no assurance that the insurance proceeds will adequately compensate the Company.

     5. Government Regulation.

     The Company believes that forty-five (45) states and the District of Columbia have enacted laws permitting and controlling the operation of the Centers. In some states the Company is required to obtain and maintain permits and/or licenses from state and local regulatory agencies. State regulations often limit the amount of revenues which the Company can generate by limiting the number of sessions, revenues per session, number of locations which may be operated, or other matters. Certain states may also restrict bingo operators to locally formed entities or may restrict ownership to private investors who are active in management. The Company believes it currently complies with all regulations affecting its operations. However, there can be no assurance that current laws and regulations will not be changed or interpreted in such a way as to require the Company to alter its present activities, further restrict profit margins or obtain additional capital equipment in order to obtain or maintain licenses and permits.

     6. No Assurance as to Future Acquisitions.

     The Company's business has grown solely through acquisitions and the opening of new Centers. The Company's business plan calls for the acquisition of entities engaged in the operation of charity bingo Centers. The Company's ability to achieve its expansion plans depends in large part on its sound business judgment relative to quality targets and its negotiating strength. Acquisitions to date have been based on a multiple of pre-tax income. Since the Company has become a public company, it has acquired properties for a combination of cash, seller-financed notes and stock, and hopes to continue to do so. If potential sellers are receptive to accepting equity in the Company as part of the purchase price, the Company's ability to expand will be enhanced. There can be no assurance, however, that the Company's acquisition targets will continue to be receptive to such proposals. Nor can there be assurance that the Company will succeed in effecting future acquisitions of additional Centers that meet management's criteria of profitability, physical attributes and demographics in the targeted states and locales. Moreover there can be no assurance that once acquisitions are made they will have a positive effect on the Company's operations.

     7. General Economic Risks.

     The Company's current and future business plans are dependent, in large part, on the state of the general economy. Adverse changes in general and local economic conditions may adversely impact on investment in the Company. These conditions and other factors beyond the Company's control include, among other factors,: (i) competition from other hospitality and entertainment properties;
(ii) changes in regional and local population and disposable income composition;
(iii) the need for renovations, refurbishment and improvements; (iv) unanticipated increases in operating costs; (v) changes in federal, state, local laws, rules and regulations including laws regulating the environment, signage and the like; (vi) the inability to secure property and liability insurance to fully protect against all losses, or to obtain such insurance at reasonable cost; (vii) seasonality, and (ix) changes or cancellation in local tourist, athletic or cultural events.

     8. Possible Volatility of Stock Price.

     There can be no assurance that a public market price for the Common Stock or Warrants will continue. The market prices of the Common Stock and the Warrants may be significantly affected by factors such as announcements by the Company or its competitors, as well as variations in the Company's results of operations and market conditions in the gaming industry in general. The market prices may also be affected by movements in prices of stocks in general. The relatively limited amount of publicly trading shares and Warrants (the "float") renders the Company's securities especially susceptible to sharp price fluctuations.

     9. Shares Eligible for Future Sale.

     A large number of shares of Common Stock presently outstanding are currently eligible for public sale under the Securities Act of 1933, as amended. Possible or actual sales of Common Stock in the future by existing shareholders may have a depressive effect on the price of the Common Stock in the open market.

     10. Possible Effects of Certain Articles of Incorporation and Bylaw Provisions.

     The Company's Articles of Incorporation and Bylaws contain provisions that may discourage acquisition bids for the Company. The Company has substantial authorized but unissued capital stock available for issuance. The Company's Articles of Incorporation contain provisions which authorize the Board of Directors, without the consent of stockholders, to issue additional shares of
Common Stock and issue shares of Preferred Stock in series, including establishment of the voting powers, designation, preferences, limitations, restrictions and relative rights of each series of Preferred Stock.

     11. Absence of Cash Dividends.

     The Board of Directors does not anticipate paying cash dividends on the Common Stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company.

                              SELLING STOCKHOLDERS

     The Prospectus covers Option and Restricted Shares that have been or may be acquired upon exercise of options held by the Selling Stockholders, named herein or to be supplementally named, as of June 6, 1997. Option Shares are shares of Common Stock or Options granted pursuant to the Plans and issued concurrently or subsequently to this offering. Restricted Shares are shares of Common Stock or Options granted pursuant to the Plans and issued prior to this offering.

     The following table sets forth the name of each Selling Stockholder, the nature of his or her position, office, or other material relationship with the Company, the number of shares of Common Stock beneficially owned by each Selling Stockholder prior to the offering, and the number of shares and (if one percent or more) the percentage of the class to be beneficially owned by such Selling Stockholder after the offering. Non-affiliate Selling Stockholders who hold less than 1,000 shares of Common Stock issued under the Plans and not named below may use this Prospectus for reoffers and resales of such Common Stock.

                                                                Shares owned
                               Shares          Number of      After Offering(2)
                             Owned Prior         Shares       ------------------
Name                        to Offering(1)   Offered Herein   Number     Percent
----                        --------------   --------------   ------     -------
Gregory Wilson ............   1,809,837          9,000(3)    1,786,167     43.2%
President and Director

Courtland L. Logue, Jr ....     209,000          9,000(3)      200,000      5.0%
Chairman of the Board

John Orton ................      82,834        163,500(4)       89,111      1.9%
 Chief Financial Officer

Richard Henry .............      82,834        160,500(5)       86,111      1.9%
 Chief Operating Officer

Robert S. Hersch ..........           0        100,000(6)       66,667      1.7%
 Former Director

Bobby Pollard .............       8,000          8,000(7)            0       **
 Employee

Barbara Wilson ............     231,939          2,000(3)      229,939      5.6%
 Employee

Wendy Steinbarth ..........       2,000          2,100(3)            0       **
 Employee

--------
** less than 1%

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares of Common Stock when such person has the right to acquire such shares within 60 days of June 6, 1997. For purposes of computing the percentage of outstanding shares of Common Stock held by each person named above, any security which such person has the right to acquire within such date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock which they beneficially own.

(2) For purposes of this table, the number and percentage of Option or Restricted Shares owned after the offering presumes the sale and/or exercise of all Option or Restricted Shares offered herein.

(3)  Represents Option Shares issued pursuant to the Purchase Plan.

(4) Represents 150,000 Restricted Shares issued pursuant to the 1994 Plan and 13,500 Option Shares issued pursuant to the Purchase Plan.

(5)  Represents (i) 50,000  Restricted  Shares issued pursuant to the 1994 Plan;
     (ii) 100,000 Restricted Shares issued pursuant to the 1995 Plan; and (iii) 10,500 Option Shares issued pursuant to the Purchase Plan.

(6)  Represents Restricted Shares issued pursuant to the 1994 Plan.

(7) Represents 5,000 Restricted Shares issued pursuant to the 1995 Plan and 3,000 Option Shares issued pursuant to the Purchase Plan.

                          TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders may sell shares of Common Stock in any of the following ways (i) through dealers; (ii) through agents; or (iii) directly to one or more purchasers. The distribution of the shares of Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) on Nasdaq or the BSE (or on such other national stock exchanges on which the shares of Common Stock may be traded from time to time) in transactions which may include special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with rules of such exchanges, (B) in the over-the-counter market, or (C) in transactions other than on such exchanges or in the over-the-counter market, or a combination of such transactions. Any such transaction may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or fixed prices. The Selling Stockholders may effect such transactions by selling shares of Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from Selling Stockholders and/or commissions from purchasers of shares of Common Stock for whom they may act as agent. The Selling Stockholders and any broker-dealers or agents that participate in the distribution of shares of Common Stock by them might be deemed to be underwriters, and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions, under the Securities Act.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company with the Commission and are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-KSB for its fiscal year ended December 31, 1996;

     (b) The Company's Quarterly Report on Form 10-QSB for the nine month period ended March 31, 1997;

     (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form SB-2, Registration No. 33-85300; and

     (d) All other reports filed by the Company pursuant to Section 13(a) and 15(d) of the Exchange Act since the Company's fiscal year ended December 31, 1996.

     All documents filed by the Company with the Commission pursuant to sections 13, 14 or 15(d) of the Exchange Act subsequent hereto, but prior to the termination of the offering of securities made by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from their respective dates of filing.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  LEGAL MATTERS

     The legality of the shares offered hereby has been passed upon for the Company by Silverman, Collura, Chernis & Balzano, P.C., 381 Park Avenue South, Suite 1601, New York, New York 10016.

                                     EXPERTS

     The Company's consolidated financial statements incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the reports of Weinick, Sanders & Company, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the  General  Corporation  Law of the State of Delaware  and
Article 7 of the Company's Articles of Incorporation contain provisions for indemnification of officers, directors, employees and agents of the Company. The Articles of Incorporation require the Company to indemnify such persons to the full extent permitted by Delaware law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interest of the Company. Indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement.

     The Company's Articles of Incorporation also provided that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person. The Company has acquired directors' and officers' liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expense incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

                                   SIGNATURES

     Pursuant to the requirement of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, therewith duly authorized, in the City of Austin on June 10, 1997.


                                    AMERICAN BINGO & GAMING CORP.

                                    By:/S/ Gregory Wilson
                                       -----------------------------------------
                                         Gregory Wilson, Chief Executive Officer

                                                 POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints Gregory Wilson, his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for his and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements hereto and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their respective capacities with American Bingo & Gaming Corp. and on the dates indicated.

                                   SIGNATURES

Signature                                 Title                       Date
---------                                 -----                       ----

/S/ Gregory Wilson             Chairman of the Board             June 10, 1997
-------------------            of Directors and CEO
  Gregory Wilson               (Principal Executive Officer)


       *                       Chief Financial Officer
-------------------            Financial and Accounting
   John Orton                  Officer)


       *                       President and Director
-------------------
  Courtland Logue

-------------------
  Len Bussey                                                Director

*By:/S/ Gregory Wilson
   -----------------------------
         Gregory Wilson
         as Attorney-in-Fact


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